SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December 2016

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 20, 2016	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – December 20, 2016 – ORIX Corporation (“ORIX”), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Effective as of January 1, 2017
Director Representative Executive Officer President and Chief Executive Officer Responsible for Group IoT Business Department Responsible for Business Development Department I and II	Director Representative Executive Officer President and Chief Executive Officer	Makoto Inoue

Director

Representative Executive Officer

Deputy President

Responsible for Corporate Communications Department

Responsible for Legal and External Relations Department

Responsible for Group Compliance Department

Responsible for Public Sector Project Management Department

Responsible for Group Internal Audit Department

Director

Representative Executive Officer

Deputy President

Head of Group Human Resources and Corporate Administration Headquarters

Responsible for Secretarial Office

Responsible for Group Internal Audit Department

Tamio Umaki

Director Group Executive Vice President President, ORIX Auto Corporation	Director Group Executive Vice President President, ORIX Auto Corporation Chairman, ORIX Rentec Corporation	Katsunobu Kamei

Director, Corporate Executive Vice President Head of Energy and Eco Services Business Headquarters General Manager of Energy and Eco Services Department	Director, Corporate Executive Vice President Head of Energy and Eco Services Business Headquarters	Yuichi Nishigori

Corporate Senior Vice President Head of Accounting Headquarters	Corporate Senior Vice President Head of Accounting Headquarters President, ORIX Management Information Center Corporation	Takao Kato

New Position	Present Position	Name
Corporate Senior Vice President Chief Information Officer Responsible for IT Planning Office Responsible for Group Administration Center President, ORIX Business Center Okinawa Corporation

Corporate Senior Vice President

Chief Information Officer

Head of OQL Business and Sales Promotion Headquarters

Responsible for IT Planning Office

Responsible for Public Sector Project Management Department

President, ORIX Business Center Okinawa Corporation

Satoru Katahira

Corporate Senior Vice President Head of Investment and Operation Headquarters	Corporate Senior Vice President Head of Investment and Operation Headquarters Responsible for Concession Business Development Department	Shuji Irie

Executive Officer Head of Eastern Japan Sales Headquarters	Executive Officer Head of Tokyo Sales Headquarters	Satoru Matsuzaki

Executive Officer Responsible for Robeco Group

Executive Officer

Responsible for Corporate Communications Department

Responsible for Legal and External Relations Department

Responsible for Group Compliance Department

Responsible for Group IoT Business Department

Responsible for Business Development Department I and II

Responsible for Robeco Group

Masaaki Kawano

Executive Officer Head of Western Japan Sales Headquarters Group Kansai Representative	Executive Officer Head of Kinki Sales Headquarters Group Kansai Deputy Representative	Shinichi Obara

Executive Officer Responsible for Special Assignments	Executive Officer Deputy Head of Risk Management Headquarters	Shuichi Murakami

Executive Officer Deputy Head of Treasury Headquarters General Manager of Treasury Department President, ORIX Wholesale Securities Corporation	Deputy Head of Treasury Headquarters General Manager of Treasury Department President, ORIX Wholesale Securities Corporation	Hitomaro Yano

Executive Officer Head of Real Estate Headquarters Responsible for Finance and Investment Department	Deputy Head of Tokyo Sales Headquarters	Toshinari Fukaya

New Position	Present Position	Name
Executive Officer Head of Group Human Resources and Corporate Administration Headquarters Responsible for Secretarial Office	Deputy Head of Group Human Resources and Corporate Administration Headquarters	Yasuaki Mikami

Group Executive President, ORIX Real Estate Corporation Chairman, ORIX Living Corporation	Special Assistant to Real Estate Headquarters General Manager of Concession Business Development Department Operating Officer, ORIX Real Estate Corporation	Toyonori Takahashi

Retire*1	Vice Chairman Group Kansai Representative Responsible for Real Estate Segment Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd.	Hiroaki Nishina

Retire*2	Corporate Senior Vice President Head of Real Estate Headquarters Responsible for Finance and Investment Department President, ORIX Real Estate Corporation	Tetsuo Matsumoto

Retire*3	Executive Officer Head of District Sales Headquarters	Tetsuro Masuko

Retire*4	Group Executive Deputy President, ORIX Auto Corporation	Yasuyuki Ijiri

*1	Mr. Nishina will be appointed Advisor of ORIX on January 1, 2017 and he will continue his role as a President of ORIX Baseball Club Co., Ltd.
*2	Mr. Matsumoto will be appointed Advisor of ORIX Real Estate Corporation on January 1, 2017.
*3	Mr. Masuko will be appointed Executive Vice President of ORIX Bank Corporation on January 1, 2017.
*4	Mr. Ijiri will be appointed President of ORIX Rentec Corporation on January 1, 2017.

•	Organizational Reform (Effective as of January 1, 2017)

Tokyo Sales Headquarters, Kinki Sales Headquarters, District Sales Headquarters and OQL Business and Sales Promotion Headquarters will be realigned into Eastern Japan Sales Headquarters and Western Japan Sales Headquarters.

Concession Business Development Department will be incorporated into Investment and Operation Headquarters.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 37 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2015 – March 31, 2016.”